Marlin Business Services Corp.

300 Fellowship Road

Mt. Laurel, NJ 08054

888-479-9111

July 1, 2016

Mr. Kevin W. Vaughn

Accounting Branch Chief

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Dear Mr. Vaughn:

In response to your letter dated June 10, 2016, Marlin Business Services Corp. (the “Company”) hereby submits the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 59

Consolidated Balance Sheet, page 63

1. In future filings, please revise your presentation of net investment in leases and loans on the face of your Consolidated Balance Sheet to separately quantify your allowance for credit losses. Refer to Article 9 of Regulation S-X.

Response: In prior filings, the Company consistently presented the allowance for credit losses in a separate note to the financial statements. We believe that our prior presentation was appropriate and in accordance with the Article 9 of Regulation S-X (210.9-03 section 7) which allows for presentation of the allowance for credit losses on the face of the financial statements or in the notes thereto. While we believe our past presentation was in compliance with the regulation, we intend, in future filings, to revise the presentation of net investment in leases and loans to separately quantify the allowance for credit losses on the face of the Consolidated Balance Sheets in addition to maintaining the existing separate note to the financial statements. We believe this presentation will enhance the disclosure while continuing to maintain compliance with the regulation. The following presentation shows an excerpt of the Consolidated Balance Sheets as presented in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015, along with the proposed presentation for future filings.

As presented ($s in 000s):

	December 31,
	2015	2014
Net investment in leases and loans	682,432	629,507

Proposed presentation format for future filings:

	December 31,
	2015	2014
Net investment in leases and loans, excluding allowance for credit losses	690,845	638,044
Allowance for credit losses	(8,413)	(8,537)

Total net investment in leases and loans	682,432	629,507

Future filings will include reclassifications of prior years’ presentation where necessary to retain appropriate comparative financial statements. A note indicating that such reclassifications have been made will be included within future filings when appropriate.

Proposed Reclassification note to be included within the Summary of Significant Accounting Policies:

“Reclassification – Certain prior year amounts have been aggregated or disaggregated to conform to the current year presentation. These reclassifications have no effect on previously reported net income available to common shareholders, earnings per common share or shareholders’ equity.”

Consolidated Statements of Operations, page 64

2. We note that through AssuranceOne, you reinsure the property insurance coverage for certain equipment financed by Marlin Leasing Corporation and Marlin Business Bank. We also note that you appear to report all reinsurance activity on a net basis within the insurance income line item on your Consolidated Statements of Operations. In future filings, please separately present your reinsurance premiums from your losses and loss adjustment expenses as well as other reinsurance expenses on the face of your Consolidated Statements of Operations as prescribed in ASC 944-225-S99.

Response: In past filings, the Company consistently reported insurance income on a net basis within the “Insurance income” line item on the face of the Consolidated Statements of Operations. Included in the net presentation are insurance premiums written and earned, insurance policy fees, provision for insurance claims and deferred acquisition costs and taxes. In future filings, on a prospective basis, the Company will present the insurance premiums written and earned separately on the face of the Consolidated Statements of Operations as prescribed in ASC 944-225-S99. In future filings, on a prospective basis, the provision for insurance claims and the deferred policy acquisition cost amortized into income during the applicable periods and premium taxes will be included in the “General and administrative” expense line on the Consolidated Statements of Operations. The provision for insurance claims has historically been immaterial, and on that basis, does not require a separate line on the Consolidated Statements of Operations or to be disclosed in the accompanying footnotes. For the years ended December 31, 2015, 2014 and 2013, provision for insurance claims was $350 thousand, $235 thousand and $284 thousand, respectively. In accordance with section 7(a) of the aforementioned guidance, the Company will present the deferred policy acquisition costs amortized into income during the applicable periods in a footnote to the consolidated financial statements in future filings. Please see the proposed footnote within response #3 below. In future filings, on a prospective basis, the Company will include insurance policy fees within the “other income” line on the Consolidated Statements of Operations. This presentation is consistent with section 4 of the aforementioned guidance as the annual period insurance policy fee income does not exceed five percent of total revenue. Insurance policy fees were $1,550 thousand, $1,422 thousand and $1,310 thousand for the years ended December 31, 2015, 2014 and 2013, respectively. In future filings, if appropriate, the Company will explain period over period variances resulting from a prospective application of income and expense classification.

Note 2 – Summary of significant Accounting policies, page 68

Insurance Income, page 71

3. Revise your future filings to more clearly disclose your accounting policies for recognizing reinsurance income and expenses. Clearly identify the timing of income and expense recognition, and provide the disclosures required by ASC 944-40-50-1 to 50-5. As part of your response, tell us and clarify in future filings what you mean by your statement that, generally, insurance payments that are 120 days or more past due are charged against income. Clearly identify which payments you are referring to here, and disclose the amount of such payments charged against income.

Response: The Company will revise future filings to more clearly disclose accounting policies for recognizing reinsurance and income and expenses and timing of related recognition. The Company will revise footnote 2. The following shows the current footnote presentation as seen in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015 with marked changes for future proposed footnote presentation. The payments referred to in the

“120 days or more past due” are insurance premium receivables. If these receivables are not received, the applicable insurance coverage is cancelled and the receivable is written off. These amounts have historically been immaterial. The revised footnote presentation removes this language accordingly.

Excerpt from December 31, 2015 Form 10-K, Footnote 2, as filed:

Insurance Premiums Written and Earned ~~Income~~

Insurance premiums written and earned are recognized over the term of the policy, which is month to month. Since the policy’s premiums are recognized month to month, there is no unearned premium on the Consolidated Balance Sheets as these are fully recognized through the Consolidated Statements of Operations in the month written. For all years 2015 and prior, Insurance premiums written and earned was presented with Insurance policy fees and net of Deferred acquisition costs, premium taxes and provision for losses and loss adjustment expenses. Effective in 2016, the Insurance premiums written and earned is the only component of this line on the Consolidated Statements of Operations. For the years ended December 31, 2015 and 2014, Insurance premiums written and earned were $5.52 million and $5.03 million, respectively. ~~Insurance income is recognized on an accrual basis as earned over the term of each lease. Generally, insurance payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income~~.

Other Income

Other income includes various administrative transaction fees, insurance policy fees, fees received from referral of leases to third parties and gain on sale of leases, recognized as earned. Effective in 2016, the insurance policy fees are recognized in the Consolidated Statements of Operations in “Other income” and for all previous years were recognized net in “Insurance premiums written and earned.”

Insurance Program Deferred Acquisition Costs and Provision for Losses and Loss Adjustment Expenses

Deferred acquisitions costs represent the fees paid to the third-party insurance company. Effective in 2016, the costs are recognized on the Consolidated Statements of Operations in “General and administrative” expense and for all previous years were recognized net in “Insurance income.” For the years ended December 31, 2015, 2014 and 2013, the Company recognized deferred acquisition costs of $620 thousand, $603 thousand and $550 thousand, respectively. Since the policy’s premiums are recognized on a month to month basis, there is no Deferred acquisition costs on the Consolidated Balance Sheets as these are fully recognized through the Consolidated Statements of Operations in the month written. The Company records a provision for insurance losses and loss adjustment expenses, which is also presented within “General and administrative” expense on the Consolidated Statements of Operations. The liability for losses and loss adjustment expenses includes an amount determined from loss reports and individual cases and an amount, based on historical loss experience and industry statistics, for losses incurred but not reported (IBNR). These estimates are continually reviewed and are necessarily subject to the impact of future changes in such factors as claim severity and frequency. Loss and loss expenses are paid when advised by the third-party insurance company. Outstanding losses comprise estimates of the amount of reported losses and loss expenses received from the third-party insurance company plus a provision for losses IBNR. IBNR is determined with the assistance of a third-party actuary.

In future filings, the Company will update the MD&A sections as appropriate to reflect the changes made within footnote 2.

The Company has reviewed the disclosure requirements as prescribed by ASC 944-40-50-1 through ASC 944-40-50-5. 50-1 requires that “insurance entities shall disclose in their financial statements the basis for estimating the liabilities for unpaid claims and claim adjustment expenses.” This disclosure requirement will be satisfied by the proposed footnote disclosure above. The disclosure requirements in 50-2 through 50-5 primarily relate to providing additional disclosure around the liability for unpaid claims, claim adjustment expenses, incurred but not reported and other insurance related disclosures. The Company has determined that these disclosure requirements are not necessary to the filing based on the immaterial nature of the related accounts.

For illustrative and explanatory purposes, the following data show the immaterial levels of the required disclosures relating to the 2015 and 2014 reporting years ($s in 000s).

Liability for Losses and Loss adjustment expenses

	December 31,
	2015	2014

Outstanding	$33	$97
Incurred but not reported	27	14

	$60	$111

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	2015	2014
Balance at Jan 1,	$111	$77

Incurred related to:
Current year	360	287
Prior years	(9)	(52)

Total incurred	351	235

Paid related to:
Current year	300	176
Prior years	102	25

Total Paid	402	201

Balance at December 31,	$60	$111

As it relates to future filings, the Company will continue to monitor the materiality level of the accounts and consider the disclosures as prescribed in ASC 944-40-50-1 thorough 50-5.

4. Please address the following regarding your reinsurance activities, given that the master insurance policy names you as the beneficiary for all of the equipment insured under the policy and provides all-risk coverage for the replacement cost of the equipment:

•	Revise your future filings to clearly disclose the extent to which you consider insurance and reinsurance proceeds when developing your allowance for credit losses and provision for credit losses and how such amounts are reflected in your rollforward of the allowance for credit losses.

Response: The Company’s quantitative analysis for determining the allowance for credit losses and related provision for credit losses for the lease portfolio is a migration analysis which is generated using historical data. The historical data would include the impact of insurance proceeds when applicable. The Company will revise the summary of significant accounting policies specific to the allowance for credit losses to indicate that insurance recoveries are considered. As noted in the Company’s response to comment #3 above, the history of claims paid for 2015 and 2014, for example, was $402 thousand and $201 thousand, respectively. Of those claims paid in 2015, $188 thousand was applied to the lease contracts and $140 thousand was paid to repair or replace equipment. Of those claims paid in 2014, $87 thousand was applied to the lease contracts and $69 thousand was paid to repair or replace equipment. The Company does not intend to disclose these amounts on the basis of immateriality.

In future filings, the Company will revise the allowance for credit losses description within the significant accounting policies section as seen in the marked language below. In addition, in future filings, the Company will update the MD&A sections as appropriate to reflect the changes made.

We generally consider both quantitative and qualitative factors in determining the allowance for credit losses. Quantitative factors considered include a migration analysis stratified by industry classification, historic delinquencies and charge-offs (net of any insurance proceeds), and a static pool analysis of historic recoveries. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. As part of our quantitative analysis we may also consider specifically identified pools of leases separately from the migration analysis, whenever certain identified pools are not expected to perform consistently with their credit characteristics or the portfolio as a whole. These lease pools may be analyzed for impairment separately from the migration analysis and a specific reserve established. Qualitative factors that may result in further adjustments to the quantitative analysis include items such as changes in the composition of our lease and loan portfolios (including geography, industry, equipment type and vendor source), seasonality, economic or business conditions and other external factors, business practices or policies at the reporting date that are different from the periods used in the quantitative analysis and changes in experience and ability of leasing and lending management and other relevant staff. The various factors used in the analysis are reviewed periodically, and no less frequently than quarterly. We then establish an allowance for credit losses for the projected probable credit losses, net of recoveries and any applicable pending insurance proceeds, ~~net credit losses~~ inherent in the portfolio based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to generally charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 120 or more days delinquent. Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the extent we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we record expense to increase the allowance for credit losses to reflect the estimated net losses inherent in our portfolios. Actual losses may vary from current estimates.

•	Tell us and clearly disclose whether your allowance for loan losses and provision for credit losses are presented gross or net of insurance and reinsurance proceeds.

Response: The allowance for credit losses and provision for credit losses are presented net of reinsurance proceeds. Please see the Company’s proposed changes to future filings in the response above.

•	To the extent a lease or loan is sold, tell us the extent to which the insurance coverage conveys as part of the sale transaction.

Response: As of December 31, 2015, Marlin has not sold leases or loans with insurance coverage that was reinsured by AssuranceOne. Since the policies that are reinsured by AssuranceOne have the Company listed as the owner of the asset, insurance coverage would not convey in a sale.

•	Tell us and clearly disclose in future filings how loss claims are paid out and how they are reflected on your income statement, both for amounts paid to customers and amount credited against outstanding loan and lease receivables, providing separate quantification for each.

Response: The Company’s proposed changes in future filings to the disclosure, in footnote 2, as seen in response to Comment #3 above, describe and disclose how loss claims are paid out and how they are reflected on the income statement. As noted in the Company’s response to Comment #3 above, the Company has determined that disclosures of claims paid to customers and amount credited against loan and lease receivables are immaterial to the financial statements.

Item 15. Exhibits and Financial statement schedules, page 100

5. Please tell us what consideration you gave to filing the agreement referred to at the bottom of page 6 by which AssuranceOne reinsurance 100% of the risk under the master policy and any related agreements covering the relationship with the third party insurance company as material definitive agreements as required by Item 1.01 Form 8-K.

Response: AssuranceOne is a wholly-owned subsidiary of Marlin Leasing Corporation which is a wholly-owned subsidiary of the Company. As noted in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015, we offer an insurance product through a master property insurance policy underwritten by a third-party national insurance company. AssuranceOne reinsures 100% of the risk under such master policy. The reinsurance agreement between AssuranceOne and such third-party national insurance company is an agreement entered into in the ordinary course of the Company’s business, and the agreement is neither unique in the industry for a reinsurance agreement nor difficult to replace should it be canceled or terminated by either party. Such cancellation or termination would not have a material impact on the Company, and the Company has never identified the loss of the reinsurance contract as a risk factor.

Furthermore, the Company acknowledges:

•	that the Company is responsible for the adequacy and accuracy of our disclosures in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015;

•	that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 888-479-9111, ext. 4108, should you wish to discuss the Company’s responses set forth in this letter.

Sincerely,

/s/ W. Taylor Kamp
W. Taylor Kamp
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.

cc:	Michelle Miller – Securities and Exchange Commission

James McKenzie – Morgan Lewis & Bockius LLP